**INDEPENDENCE POINT SECURITIES LLC**
**SEC ID No. 8-70853**
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-70853 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Independence Point Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 Greenwich Street, Suite 1202
(No. and Street)

| New York | NY | 10006 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Julie Rosenberg | (212)468-5854 | julie@independencepoint.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Fulvio & Associates, LLP
(Name – if individual, state last, first, and middle name)

| 5 West 37th Street, 4th Floor | New York | NY | 10006 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 12/20/2018 | 6529 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Anne Clarke Wolff, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Independence Point Securities LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CEO

[signature]
Notary Public

LIUDMYLA HORBACHOVA
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Nassau County
01HO0032372
MY COMMISSION EXPIRES

**This filing** contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INDEPENDENCE POINT SECURITIES LLC

**TABLE OF CONTENTS**
**AS OF DECEMBER 31, 2024**

**Page(s)**

**Form X-17A-5 Part III**

**Oath or Affirmation**

**Report of Independent Registered Public Accounting Firm**

# INDEPENDENCE POINT SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2024

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 3,223,678 |
| Accounts receivable, net | | 628,794 |
| Clearing broker deposit | | 100,000 |
| Prepaid assets | | 97,639 |
| Due from affiliate | | 16,700 |
| **Total Assets** | **$** | **4,066,811** |

**Liabilities and Member's Equity**

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 93,276 |
| Accrued compensation | | 867,000 |
| TOTAL LIABILITIES | | 960,276 |

**Member's Equity**

| | | |
|---|---|---:|
| Member's equity | | 6,868,284 |
| Accumulated deficit | | (3,761,749) |
| MEMBER'S EQUITY | | 3,106,535 |
| **Total Liabilities and Member's Equity** | **$** | **4,066,811** |

The accompanying notes are an integral part of this financial statement.

NOTE 1      DESCRIPTION OF ORGANIZATION AND BUSINESS

Independence Point Securities LLC (the "Company") is wholly-owned by Independence Point Advisors (the "Parent") and was formed on November 23, 2021. The Company is a registered broker dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides investment banking services including merger and acquisition advisory services, equity and debt underwriting group participation and private placements.

NOTE 2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") in accordance with the Accounting Standards Codification ("ASC") of the Financial Standards Board ("FASB").

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are comprised of net receivables for advisory and underwriting revenue. These accounts receivable are initially recorded at the amount management expects to collect when revenue has been earned and are stated net of an allowance for credit losses. The Company complies with ASU No. 2016-13 Financial Instruments - Credit Losses (ASC Topic 326) Measurement of Credit Losses on Financial Instruments. This standard requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected. ASC Topic 326 is effective for annual and interim reporting periods beginning after December 15, 2022. The Company adopted ASC Topic 326 with a date of initial application of January 1, 2023. The Company evaluates the specific facts and circumstances for each outstanding accounts receivable and determines if an allowance for credit losses is necessary based on historical payment information, known customer financial concerns, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. As of December 31, 2024, the Company determined there was a $50,000 allowance for credit losses for uncollectible accounts. The accounts receivable balance was $628,794, net of the allowance for credit losses, as of December 31, 2024.

NOTE 2          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Investment Banking Advisory Fees:

The Company provides advisory services related to corporate finance activities such as mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, and the pricing of securities to be issued. The Company enters into agreements with institutional clients, written or otherwise, whereby the Company provides advisory services to clients in exchange for fees. The determination and identification of distinct performance obligations in such agreements may require judgment. Revenue is recognized as the Company satisfies performance obligations. This occurs when promised services are provided to customers in an amount that reflects the consideration the Company expects to receive in exchange for such services. Revenue for advisory services is recognized over time when the services are simultaneously provided by the Company and consumed by the client. For certain contracts, the consideration is included in the transaction price and is constrained until it is probable that a significant reversal of revenue will not occur. In some circumstances, significant judgment is needed to determine the timing and measurement of progress appropriate for revenue recognition under a specific contract.

Underwriting Fees:

The Company underwrites securities for business entities seeking to raise funds through a sale of securities to public or private markets. Revenues are earned from fees arising from securities offering in which the Company acts as a co-managing underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Cash and Cash Equivalents

The Company considers amounts held in money market accounts with initial maturities equal to less than three months to be cash equivalents.

NOTE 3        BENEFIT PLAN

The Company's employees participate in a defined contribution profit sharing 401(k) retirement plan (the "Plan") sponsored by the Parent. The Plan provides participants with an opportunity to save for retirement on a tax-advantaged basis. Employees can participate in the Plan on their first day of employment and are able to make contributions up to the limits established by the Internal Revenue Service ("IRS"). Contributions by the Company to the Plan are determined by management within Federal tax limits. Pursuant to Plan provisions, the Parent makes a safe harbor non-elective contribution of 3% of eligible compensation to certain participants per calendar year. The Parent may also make an annual discretionary profit-sharing contribution to the Plan for participants.

NOTE 4        REGULATORY REQUIREMENTS

The Company is a registered broker-dealer and is therefore subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company's net capital was $3,212,402, which was $3,112,402 in excess of its minimum requirement of $100,000.

NOTE 5        INCOME TAXES

The Company complies with ASC Topic 740, Income Taxes. There is no impact to the Company's financial statement as the Company is a single member limited liability company and is treated as disregarded entity for federal, state and city income tax purposes; therefore, it does not incur income taxes at the Company level. Instead, its earnings and losses are passed through to the member and included in the calculation of the member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statement.

NOTE 6        RELATED PARTY TRANSACTIONS

Pursuant to an administrative service agreement (the "Agreement") between the Company and the Parent, an affiliate, the Parent allocates expenses to the Company based on expenses incurred by the Parent on behalf of the Company related to its daily operations. The expenses associated with the Agreement include compensation and benefits, travel and entertainment, professional fees, occupancy and other. As of December 31, 2024, the Parent owes the Company $16,700 related to this Agreement as presented on the Consolidated Statement of Financial Condition.

NOTE 7        SEGMENT REPORTING

The Accounting Standards Update (ASU) 2023-07 issued by the FASB introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.

NOTE 8        COMMITMENTS AND CONTINGENCIES

In connection with investment banking activities, the Company may from time to time provide underwriting commitments to clients in connection with capital-raising transactions. As of December 31, 2024, the Company had no commitments.

In the ordinary course of business, the Company may be involved in certain legal actions in connection with its activities as a broker dealer. Management is of the opinion that any claims to which the Company is a party will not have a material adverse effect on the Company's financial position or operations. At December 31, 2024, no amount has been accrued for any potential or pending claims, as a probable outcome is not determinable at December 31, 2024.

NOTE 9        CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances in one bank, which at times may exceed federally insured limits. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per depositor. As of December 31, 2024, the Company's uninsured cash balance was $2,973,678. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligation. No losses have been incurred to date.

NOTE 10      SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in this financial statement through the date of this report and determined that there are no subsequent events requiring adjustments to or disclosure in the financial statement.